Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

August 7, 2014

Angela McHale, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino Mercury Acquisition Corp.
Registration Statement on Form S-1
FIled July 18, 2014
File No. 333-197515

Dear Ms. McHale:

On behalf of Sino Mercury Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 5, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Sandra B. Hunter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
“We note that “non-tendering investors” purchasing units in the offering will agree to vote in favor of your initial business combination. As an initial matter, please confirm that you cannot consummate an initial business combination under applicable law without also furnishing security holders with a proxy or information statement subject to Regulations 14A or 14C. Please also provide your analysis as to whether any voting commitment by a non-tendering investor, or any irrevocable proxy delivered in connection therewith, would constitute a “proxy” within the meaning of Rule 14a-1(f) and Rule 14a-4(f).”

Securities and Exchange Commission
August 7, 2014

 We confirm that an initial business combination cannot be consummated under applicable law without also furnishing security holders with a proxy or information statement subject to Regulations 14A or 14C. We do not believe any voting commitment by a non-tendering investor constitutes a “proxy” within the meaning of Rule 14a-1(f) and Rule 14a-4(f).  “A proxy is the authority or power to act for another” and refers to a document that gives such authorization to another.  CHC, Federal Securities Law Reports, 24,303.035.  Similar to a power of attorney, a proxy gives authorization or consent to another to act.  “A proxy, consent or authorization implies a concurrence or agency type relationship.” Greater Iowa Corp. v. McLendon, 378 F.2d 783 (8th Cir. 1967). In this case, no proxy, irrevocable or otherwise, will be granted by the non-tendering investor and, therefore, there is no agency relationship between the non-tendering investors and the Company. The non-tendering investors are not giving authority or power to another to act on their behalf. Nor are the non-tendering investors signing a document giving authorization to another to vote their shares. The commitment the investors enter into does not grant any power to any third party. The voting commitment by the non-tendering investors is simply an agreement by the investors to vote their own shares, like any other voting agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  39

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page  42

2.	Please revise your filing to disclose if the board of directors approved the engagement of your new independent registered public accounting firm. Please refer to Item 304 of Regulation S-K.

We have revised the disclosure on page 44 of the Registration Statement as requested.

Underwriting, page 78

3.
We note that your initial stockholders have agreed to introduce the underwriters in this offering to investors that are interested in purchasing at least $30,000,000 of the units being offered. We further note your disclosure that it is a condition of this offering that at least $10,000,000 of the units being offered hereby are purchased by investors introduced by your initial stockholders. Please revise your prospectus to specifically identify these initial stockholders and disclose that they will be deemed statutory underwriters under the Securities Act, or advise.

The Initial Stockholders are Best Apex Limited, Lodestar Investment Holdings Corporation, True Precision Investments Limited, Aimin Song and Bradley Reifler. Best Apex Limited, Lodestar Investment Holdings Corporation and True Precision Investments Limited are investment entities solely owned by Jianming Hao, Richard Xu and Amy He respectively. Accordingly, any introductions will be made solely by Jianming Hao, Richard Xu, Amy He, Aimin Song and Bradley Reifler, all of whom are officers and directors of the Company, and all purchases will be made through one or more selected dealers that will receive no more than usual and customary commissions for acting in such capacity. In doing so, the officers and directors will be acting solely in their official capacities on behalf of the Company. Based on the foregoing, we have revised the above-referenced disclosure in the Registration Statement to state that it is a condition to the offering that at least $10,000,000 of the units being offered are purchased by investors introduced to the underwriters by the Company.

Securities and Exchange Commission
August 7, 2014

We respectfully submit that the Company’s officers and directors should not be deemed statutory underwriters in these circumstances. Where officers and directors of the issuer are involved in selling activity that is only incidental to their regular duties and they receive no additional compensation, “they are not regarded as underwriters, since a corporation can act only through individuals.”  L. Loss, Securities Regulation, 1138.52 (1999).  In the present case, the officers and directors will receive no special compensation for introducing potential investors in the initial public offering and, in fact, are prohibited from receiving any compensation from the Company prior to the completion of an initial business combination. In addition, the officers and directors were not specially appointed in connection with the selling activity. The officers and directors were selected based on their business experience and their anticipated contribution to the Company’s search for an initial business combination.

Accordingly, the officers and directors of the Company, merely by introducing investors to the underwriter on behalf of the Company as part of their regular corporate duties, should not be considered statutory underwriters.

* * * * *

Securities and Exchange Commission
August 7, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Jeffrey M. Gallant
cc:	Mr. Richard Xu